                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         UNISTAR FINANCIAL SERVICE CORP.
                         -------------------------------

                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                   90921U 10 0
                                   -----------
                                 (CUSIP Number)


                                 Marc A. Sparks
                       c/o Unistar Financial Service Corp.
                                4635 McEwen Road
                               Dallas, Texas 75244
                                 (972) 720-7110
    ------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)




                                 April 30, 1999
                   -------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 4 Pages


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                                  SCHEDULE 13D

-------------------------                              -------------------------
CUSIP NO. 90921U 10 0                                        PAGE 2 OF 4 PAGES
-------------------------                              -------------------------

--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


             Marc A. Sparks

--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(E)                                          [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.A.
--------------------------------------------------------------------------------

                          7     SOLE VOTING POWER
        NUMBER OF
                                     2,365,000
          SHARES          ------------------------------------------------------
                          8     SHARED VOTING POWER
       BENEFICIALLY
                                     0
         OWNED BY         ------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER
           EACH
                                     2,365,000
        REPORTING         ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
       PERSON WITH
                                     0
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          2,365,000
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          9.7%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                          IN
--------------------------------------------------------------------------------



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ITEM 1. SECURITY AND ISSUER

         The securities covered by this Schedule 13D are shares of common stock, $.01 par value (the "Common Stock"), of Unistar Financial Service Corp., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 4635 McEwen Road, Dallas, Texas 75244.

         As of the date of this Schedule 13D, the Company is registering its Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended (the "Act"), which places the Company under the beneficial ownership reporting rules of the Act and necessitates the filing of this Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

(a)     This statement on Schedule 13D is being filed by Marc A. Sparks;

(b)     Mr. Sparks' business address is 4635 McEwen Road, Dallas, Texas 75244;

(c) Mr. Sparks' present principal occupation is Chairman and Chief Executive Officer of the Company;

(d) Mr. Sparks has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors);

(e) Mr. Sparks has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f)     Mr. Sparks is a U.S. citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source and the amount of funds or other consideration used by Mr. Sparks in acquiring the Common Stock was his shares of the common stock of International Fidelity Holding Corporation, a Texas corporation, which was acquired by the Company in a stock-for-stock exchange approved by the Company's stockholders on August 17, 1998. The Stock Purchase Agreement through which this transaction was consummated was filed by the Company under Form 8-K on September 2, 1998.

ITEM 4.           PURPOSE OF TRANSACTION

         Mr. Sparks currently has no plans to acquire additional equity in the Company or to engage in any transactions described in Paragraphs (b) through (i) of this Item. Any decision by Mr. Sparks in the future to acquire or dispose of equity in the Company or to take any other actions with respect to the Company or its securities will depend upon several factors, including the prospects of the Company, general market and economic conditions, and other factors deemed relevant.





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



ITEM 5. INTEREST IN SECURITIES

(a) As of the date hereof, Mr. Sparks beneficially owns 2,365,000 shares of the Company's Common Stock, which represent 9.7% of the Company's 24,370,422 shares outstanding;

(b)     Number of shares as to which Mr. Sparks has:


            sole power to vote or direct the vote:               2,365,000
            shared power to vote or direct the vote:                     0
            sole power to dispose or direct the disposition:     2,365,000
            shared power to dispose or direct the disposition:           0

(c) Mr. Sparks has not engaged in any transactions in the Common Stock within the past 60 days;

(d)     Not applicable;

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        None.




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.




Date: April 30, 1999                        /s/ MARC A. SPARKS
                                            -----------------------------------
                                            Marc A. Sparks









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